December 6, 2007

John P. Whittington
Executive Vice President, General Counsel
 and Secretary
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, AL 35243

> **Re: HealthSouth Corporation**
> **Definitive Proxy Statement**
> **Filed April 2, 2007**
> **File No. 001-10315**

Dear Mr. Grinney:

        We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your response to prior comment 1. Please note that Item 407(a)(3) of Regulation S-K requires you to describe for each director or nominee for director that is identified as independent, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. In addition to disclosing, as applicable, that the transactions did not approach the levels set forth in your Corporate Governance Guidelines, please confirm that your future filings will include all disclosures required by Item 407(a)(3) of Regulation S-K.

2.   We note your responses to prior comments 2, 3 and 6. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of those responses in your Compensation Discussion and Analysis.

3.   We note your response to prior comment 4. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of that response in your Compensation Discussion and Analysis. In addition, to the extent that you benchmark to survey group data, please identify the companies included in your "survey group" or in any other comparator group that is material to an understanding of your compensation strategies.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney